Filed pursuant to Rule 433
Registration Statement No. 333-148982

The report as to the status of the business operations presented by the Chief Executive Officer at the 2008 annual meeting of the stockholders held on June 23, 2008 is reprinted below.

CEO REPORT TO THE 2008 ANNUAL MEETING

Ladies and Gentlemen

This is the second Annual Meeting of 'Zion Oil & Gas' as a publicly listed company and, as you will hear today, we are now making real progress with our business.

It has been well documented how Zion's Founder and Chairman, John Brown, followed his calling and, after years of preparatory work, established Zion Oil & Gas in April 2000, in order to find and recover oil and gas in Israel, for the benefit of Israel. He is an inspiration to all who meet him and his vision provides the driving force behind Zion's business.

John provides the inspiration and we, the management and staff, provide the perspiration. Oil and gas exploration requires a high level of resolve, commitment and effort and the application of professional skills for an extended period.

We have an exceptional team of people who are dedicated to this very special task and I pay tribute to everyone who works for Zion, both the wonderful internal staff and our exceptional consultants and advisors.

I also want to thank the members of our Board for their wise counsel and support. The Board committees function quietly and efficiently, which is just as it should be.

We often use the phrase: A special company with a special task in a special country. We use that phrase, because we believe it to be true. Zion is a special company, our task is special and Israel is certainly unique.

Two of the most talked about subjects in the world today are Israel and Oil. Zion Oil brings both those subjects together.

Today, it is hard to believe that in January 1999, about 15 months before Zion was founded by John, the price of a barrel of oil hit a low of just $8 per barrel. In January 2002 oil was trading at $20 per barrel and today, the price is over $130 per barrel.

Let me put it this way. In the event of success, we are unlikely to be concerned regarding Zion's profitability.

It is now almost 18 months since Zion stock began trading on the American Stock Exchange, on January 3rd, 2007.

In our successful Initial Public Offering, Zion issued just over 1.8 million shares at $7 per share. The funds raised enabled us to carry out detailed scientific work on our license areas and to test our first well, the Ma'anit #1 which we drilled to a depth of close to 16,000 feet.

Almost exactly one year ago, Zion's geological and engineering team completed its 'test and analysis' of just the first of four zones in the Triassic, that had been identified as potentially productive. During the drilling of the Ma'anit #1, drilling breaks and shows of hydrocarbons were recorded from 12,000 feet to 15,500 feet.

As it turned out, the first of the four zones was not productive and, even worse, the well's mechanical condition was problematic. So, we never got to test the other three zones and had to discontinue further work on the Ma'anit #1 well.

When we discontinued operations, we were legally required to surrender the Ma'anit license. We did this and immediately applied for a new license.

In October 2007 we were granted the 83,000 acre Joseph License immediately south of Zion's 79,000 acre Asher-Menashe License and Zion now has a total license area of 162,000 acres.

I will leave it to Glen Perry to give you an update regarding Zion's operations during the past year and our preparations for our next well, the Ma'anit-Rehoboth #2. But I would like to mention that, last week, we signed a protocol with Aladdin Middle East Ltd regarding a drilling rig to be imported into Israel.

I would like to warmly welcome Aladdin's representatives who are here today, Aladdin's General Manager, Huseyin Cetin Mumcuoglu and Aladdin's Business Development Coordinator, Halil Aktas.

At this stage of Zion's business, all our plans cause us to expend money, so in order to raise the funds we need, we have put in place a follow-on public offering, so called because it follows-on after our Initial Public Offering. A successful follow-on offering will enable us to fund our planned further work.

The recent history of our current offering is that on May 14th, 2008 the SEC declared effective the registration statement for Zion’s follow-on public offering of a minimum of 325,000 units up to a maximum of 2,500,000 units at $10.00 a unit.

Each unit consists of one share of Zion's common stock and one warrant to purchase a share of Zion's common stock at $7.00 per share.

The warrant will give the right (but not the obligation) to buy an additional share of stock at $7 per share until January 31, 2012. That $7 price remains fixed, no matter what the price of Zion stock in the stock market.

If you are interested in the full details, our website www.zionoil.com has a section called 'Investor Relations', that describes Zion's current unit offering in a clear and understandable manner. Or you can just call our office for information.

Finally, you should know that Zion's Management have a significant stake in Zion stock. That ensures that your interests, as shareholders, and ours, as people who work for Zion on a daily basis, are aligned.

We have a very clear goal - to find and recover oil and gas onshore in Israel.

Step by step we are moving towards that goal.

And with that goal in mind, I will now ask Glen Perry, Zion's President and Chief Operating Officer to present his report to you, regarding our operations during the past 12 months.

Thank you.

Richard Rinberg

NOTICE: Zion Oil & Gas has filed a registration statement (including a prospectus) with the SEC for the offering of its securities. Before you invest, you should read the prospectus in that registration statement and other documents Zion has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888--891-9466). A direct link to the prospectus in PDF format may be found on the Zion Oil & Gas, Inc. website at http://www.zionoil.com/investor-center/investor-relations.html.